Exhibit 99.1

THE GROWHUB LIMITED

incorporated in the Cayman Islands

Company No. 408949

(the Company)

NOTICE OF EXTRAORDINARY GENERAL MEETINGS OF THE SHAREHOLDERS OF THE COMPANY

NOTICE IS HEREBY GIVEN pursuant to Article 18 of the Memorandum and Articles of Association of the Company (the Articles) that the following extraordinary general meetings of the Company will be held back-to-back on 5 August 2026 at the times specified below, virtually via the respective links specified below.

Holders of record of the Company’s Class A Ordinary Shares (Class A Shares) and Class B Ordinary Shares (Class B Shares) at the close of business on 30 June 2026 (U.S. Eastern Time) (the Record Date) will be entitled to notice of, and to vote at, the meetings described below (as applicable to their class of shares) and any adjournment or postponement thereof.

1. EXTRAORDINARY GENERAL MEETING OF THE HOLDERS OF CLASS A SHARES

Time: 10.00am (Singapore time)

Meeting details:

●	Meeting link: https://teams.microsoft.com/meet/46144807909319?p=05dpX3Hggge1Odu2be

●	Meeting ID: 461 448 079 093 19

●	Passcode: bS9nP7mD

THE BOARD UNANIMOUSLY RECOMMENDS THAT CLASS A SHAREHOLDERS VOTE “FOR” THE PROPOSAL BELOW.

Class A Proposal: To consider and approve, by a special resolution by class consent, as holders of Class A Shares, subject to and conditional upon approval by the shareholders of the Increase of Share Capital (as defined below) and all other requisite class consents being obtained, the adoption by the Company of the third amended and restated memorandum and articles of association of the Company in the form provided in the following link: https://www.transhare.com/growhub (the Amended MAA) in replacement of the second amended and restated memorandum and articles of association as adopted on 2 October 2024.

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2. EXTRAORDINARY GENERAL MEETING OF THE HOLDERS OF CLASS B SHARES

Time: 10.30am (Singapore time)

Meeting details:

●	Meeting link: https://teams.microsoft.com/meet/47084215671807?p=p7H7MCcyLCwCxQwQiJ

●	Meeting ID: 470 842 156 718 07

●	Passcode: Kz7aB68c

THE BOARD UNANIMOUSLY RECOMMENDS THAT CLASS B SHAREHOLDERS VOTE “FOR” THE PROPOSAL BELOW.

Class B Proposal: To consider and approve, by a special resolution by class consent, as holders of Class B Shares, subject to and conditional upon approval by the shareholders of the Increase of Share Capital (as defined below) and all other requisite class consents being obtained, the adoption by the Company of the Amended MAA.

3. EXTRAORDINARY GENERAL MEETING OF ALL SHAREHOLDERS

Time: 11.00am (Singapore time)

Meeting details:

●	Meeting link: https://teams.microsoft.com/meet/41900487408841?p=xbn2HFGvROarXrcFfe

●	Meeting ID: 419 004 874 088 41

●	Passcode: 3MR6vD9h

The Notices of Extraordinary General Meetings of Shareholders and the proxy cards accompanying this letter will be first mailed to our shareholders on or about 17 July 2026.

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THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” EACH OF THE PROPOSALS BELOW.

Proposal No	Proposal
3A

To consider and approve, by a special resolution, subject to and conditional upon approval by the shareholders of the Increase of Share Capital and all requisite class consents being obtained, the adoption by the Company of the Amended MAA.

3B

To consider and approve, by an ordinary resolution, the increase in the authorised share capital of the Company

FROM: US$50,000 divided into 75,000,000 Class A Shares of par value US$0.0005 each and 25,000,000 Class B Shares of par value US$0.0005 each

TO: US$2,525,000 divided into 5,000,000,000 Class A Shares of par value US$0.0005 each and 50,000,000 Class B Shares of par value US$0.0005 each

(the Increase of Share Capital).

3C

Following the approval of the Increase of Share Capital, to consider and approve, by an ordinary resolution, a reverse share split to the Company’s authorised issued and unissued Class A Shares and Class B Shares by way of a consolidation (the Share Consolidation) at an exchange ratio which is no greater than 1:200 (the Further Revised RS Ratio) such that the number of authorised issued and unissued Class A Shares and Class B Shares are decreased by the Further Revised RS Ratio and the par value of each authorised, issued and outstanding Class A Shares and Class B Shares are increased by the Further Revised RS Ratio (together, the Further Revised Reverse Share Split), with such Further Revised Reverse Share Split to be effected at such time and date, if at all, and at a precise Further Revised RS Ratio up to maximum of 1:200, in each case, as determined by the Directors at their discretion within a period of 12 months of obtaining the requisite shareholder approval for the Further Revised Reverse Share Split.

3D

To consider and approve, by an ordinary resolution, in respect of any fractional entitlements to the issued consolidated shares resulting from the Further Revised Reverse Share Split, if so determined by the Directors in their sole discretion, the Directors be and are hereby authorised to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalising all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account, to the extent as permitted by the applicable laws) whether or not the same is available for distribution and applying such sum in paying up unissued Class A Shares and Class B Shares to be issued to shareholders of the Company to round up any fractions of Class A Shares and Class B Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

3E

To consider and approve, by an ordinary resolution, the authorisation of the board of directors to do all other acts and things as the board of directors considers necessary or desirable in connection with the Increase of Share Capital and the adoption of the Amended MAA, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.

Signed by Chan Choon Yew, Lester

/s/ Chan Choon Yew, Lester	17 July 2026

Director	Date

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